EXHIBIT 99.1

MAG Silver Announces Senior Management Change

VANCOUVER, British Columbia, March 28, 2022 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or “MAG Silver”) is pleased to announce the appointment of Fausto Di Trapani as Chief Financial Officer (“CFO”) effective May 20, 2022. Fausto replaces Larry Taddei, who, after 12 years of service with the company, will step down from the CFO role to pursue other opportunities. Larry will assist in the orderly transition of his duties following Fausto’s appointment.

“I would like to thank Larry for his considerable contribution to MAG over the past 12 years,” said George Paspalas, President and Chief Executive Officer of MAG. “Larry has been instrumental in the growth of MAG and forming good working relationships with Fresnillo at the Juanicipio Project. I genuinely wish Larry all the very best in his future endeavors.”

Fausto is a highly regarded and accomplished finance executive with experience in the natural resources sector spanning two decades. He has held progressively senior finance roles with BHP Billiton, Norilsk Nickel and Mantra Resources. Most recently, Fausto served as the Chief Financial Officer at Galiano Gold Inc. responsible for all aspects of the company’s financial operations, treasury, taxation, internal audit, IT systems and risk management. He was a key member in the financing, operational readiness, construction, operations and eventual joint venturing of the Asanko Gold Mine in Ghana, West Africa. He has been at the forefront of numerous debt and equity financings, multinational tax restructurings and complex contract negotiations at various stages of mining development.

“I am delighted to welcome Fausto to the MAG team as our new CFO. Fausto brings extensive experience in mining production environments, large capital projects, financial management and control. He also brings substantial experience in the areas of joint venture management and team development and is a complementary addition to our growing leadership team. We are very pleased to have him on board at MAG as we continue to grow and add shareholder value progressing Juanicipio to production and continuing to advance our attractive exploration portfolio,” said George Paspalas.

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. is a Canadian development and exploration company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed with Fresnillo Plc (56%), the operator. The Project is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where the operator is currently developing an underground mine and constructing a 4,000 tonnes per day processing plant. Underground mine production of mineralized development material commenced in Q3 2020, and an expanded exploration program is in place targeting multiple highly prospective targets at Juanicipio. MAG is also executing a multi-phase exploration program at the Deer Trail 100% earn-in project in Utah.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address our expectations with respect to the timing of, and changes to, the company’s leadership team and with respect to our exploration, development and advancement of silver-dominant projects. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, impacts (both direct and indirect) of COVID-19, timing of receipt of required permits, changes in applicable laws, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the MAG Silver’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov.

LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, VP Investor Relations and Communications

Phone: (604) 630-1399
Toll Free: (866) 630-1399

Website: www.magsilver.com
Email: info@magsilver.com